SEC FILE NO. 82-3735

Interim Report 2004





東方有色集團有限公司*

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Performance

The consolidated turnover of ONFEM Holdings Limited ("**Company**") and its subsidiaries (collectively, "**Group**") for the six months ended 30 June 2004 amounted to approximately HK$34.6 million, representing a decrease of 63% as compared with the corresponding period last year.

Since China Minmetals Corporation ("**China Minmetals**") acquired a controlling stake in the Company through its wholly-owned subsidiary in October 2003, the management had been implementing various measures and strategies such as reduction of administrative expenses and termination or liquidation of under-performing businesses with a view to improving the operating result of the Group.

During the period under review, turnover of the Group decreased. The decrease was mainly attributable to the suspension or slowing down of the businesses of several major subsidiaries of the Company, which commenced liquidation or underwent restructuring during the period. As a result, the contribution of those subsidiaries to the Group's turnover was greatly reduced.

Although the restructuring and winding-up of certain under-performing subsidiaries of the Company have resulted in a decrease of the Group's turnover during the period, such measures have helped to reduce the negative impact of those subsidiaries on the Group's overall performance. Indeed, a gain of approximately HK$66.7 million (30 June 2003: HK$0.4 million) was recorded when these subsidiaries were excluded from the consolidated accounts of the Group in the first half of 2004. In addition, during the period under review, no provision for revaluation of investment properties was made by the Group (the provision for revaluation of investment properties in the first half of 2003 amounted to approximately HK$17.4 million). In the first half of the year, taking into account the factors mentioned above, the Group's overall financial performance returned to profitability. It indicated that the management's relentless efforts on improving the Group's operation started to fruit. Net profit of the Group in the first half of 2004 was approximately HK$60.1 million (net loss in the first half of 2003 was approximately HK$40.4 million). Basic earnings per share was approximately HK cents 7.78. The board of directors resolved not to pay an interim dividend.

Business Review

Manufacturing and Trading

The external segment turnover from manufacturing and trading in the first half of 2004 was approximately HK$24.6 million, representing a decrease of 13% as compared with the corresponding period last year. It contributed 71% (30 June 2003: 31%) to the consolidated turnover of the Group and the segment loss amounted to approximately HK$0.5 million (30 June 2003: profit of HK$0.3 million).

During the period under review, the shareholding and business of one of the subsidiaries in this business segment, Enful Holdings Limited and its subsidiaries (collectively, "**Enful**"), have undergone a series of restructuring, which is expected to continue in the second half of this financial year. As a result, Enful's contribution to the turnover in this segment has been reduced significantly during the period which has a negative impact on the turnover derived from manufacturing and trading segment during the period. This segment also turned from a gain to a loss as compared with the corresponding period last year. It was largely caused by the loss incurred by Jaeger Oil & Chemical Holdings Limited and its subsidiaries (collectively, "**Jaeger**"), another subsidiary which is engaged in this business segment, resulting from the increase in cost and intense market competition.

(i) Industrial Lubricant Products

Jaeger

For the six months ended 30 June 2004, Jaeger recorded a turnover with a slight increase of 2% as compared with the corresponding period last year, of which 83% came from the People's Republic of China ("**PRC**"), 16% from Hong Kong and the rest from the South-east Asian market. A loss of approximately HK$0.5 million (30 June 2003: profit of HK$1.5 million) was recorded during the period.

Consequential to the weaker US dollar and surge of oil price, the overall cost of Jaeger's mid to high-end lubricant products rose by more than 12%, which posed pressure on profit margin. Furthermore, Hong Kong and Chinese enterprises became more conservative in their procurement policies in the wake of the nation-wide austerity measures implemented by the Chinese government in the early March of this year and as a result, demand for lubricant products was curbed. In Southern China, due to increasing competition in the market, the business environment in the first half of the year was more difficult as compared with last year. In an effort to maintain its market share, Jaeger lowered the prices of its products slightly to cope with the market changes and to satisfy customers' demand. Due to increase in cost and slow growth in demand and compounded by price reduction, Jaeger temporarily recorded a small loss in the first half of this year notwithstanding that it was no longer affected by the outbreak of Severe Acute Respiratory Syndrome which took place in the corresponding period last year.

With an attempt to make up the shrinkage of business in Southern China, Jaeger strived to reduce marginal cost through maximising its business scale by aggressively developing markets in Eastern and Northwestern China and establishing sales networks in Ningbo, Chongqing and Xian. During the period, turnover in the areas outside Guangdong province increased by 41% over that in the corresponding period last year.

As regard to product development, in mid 2004, Jaeger secured the distribution rights in the PRC for a full range of products manufactured by "G.W. Smith & Sons", a leading die-casting lubricant manufacturer in the United States of America ("**USA**"). It is expected that this arrangement will strengthen the competitiveness of Jaeger in the high-end market and will be conducive to its expansion into the markets of automobiles and heavy industry in Central and Northern China in the near future. At the same time, Jaeger has been actively training its sales team and recruiting distributors in different parts of the PRC for Rita-Lok adhesives from the United Kingdom. Jaeger will promote aggressively the products of "Rita-Lok" as its key selling products.

(ii) *Doors and Timber Products*

Enful – Manufacturing and Trading Segment

Since Enful has been focusing on internal consolidation and shareholding restructuring during the period under review, it only made a negligible contribution to the turnover of this segment in the first half of the year (refer to the business review in relation to the specialised construction contracting business below for the overall business of Enful).

Specialised Construction Contracting

In the first half of 2004, the segment turnover from specialised construction contracting amounted to approximately HK$4.8 million, representing a decrease of 91% as compared with the corresponding period last year. It contributed 14% (30 June 2003: 59%) to the consolidated turnover of the Group. The segment loss was reduced from approximately HK$18.3 million in the first half of 2003 to approximately HK$3.5 million in the first half of 2004.

Due mainly to the winding-up of Condo Curtain Wall Company Limited ("**CCW**"), Condo Engineering (China) Limited ("**CEC**") and Polycrown Engineering Limited ("**PEL**") and Enful's resources being focused on internal consolidation, contributions of these companies to the turnover of the Group were greatly reduced and hence the decline in the segment turnover of the Group's specialised construction contracting business in the first half of the year. However, as this segment was operating at a loss in the corresponding period last year, the slowdown of the business in this segment during the period under review also reduced the segment loss as a whole.

(i) *Enful – Specialised Construction Contracting Segment*

In May 2004, the Group acquired a 48% equity interest in Enful held by Sinowise Development Limited. As a result, the beneficial interest of the Group in Enful increased from 52% to 100%. As the local government in the PRC requested for return of the land where Enful's production plant was erected, Enful has been negotiating with the local government during the period under review and the negotiation is still in progress. As mentioned above, Enful utilised most of its resources in its shareholding restructuring and internal business consolidation, no major construction projects were undertaken during the period. Segment turnover of Enful, mainly from the PRC, was only approximately HK$1.2 million (30 June 2003: HK$4.0 million). Segment loss in the first half of the year amounted to approximately HK$3.0 million, representing an increase as compared with the corresponding period last year.

Enful has become a wholly-owned subsidiary of the Group after the shareholding restructuring. With the full control of Enful, the Group is in a position to further enhance Enful's operation and development objectives with those of the Group.

Subsequent to the business restructuring, Enful will be principally engaged in the businesses of provision and installation of "百聞" doors for the construction projects undertaken and high value-added acoustic plaster.

In June 2004, Enful secured the distribution rights of K13 acoustic plaster in Hong Kong from ICC, a USA company. It lays a solid foundation for Enful to undertake large acoustic plaster projects in the future.

(ii) *Condo Group Limited and its subsidiaries (collectively, "**Condo**")*

In June 2004, the Group acquired 90.39% and 9.61% equity interests in Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("**SJQ**") from the liquidator of CEC and an independent third party respectively and the procedures in relation to registration of the share transfer are in progress.

The business of SJQ was not affected by the winding-up of CEC, its immediate controlling shareholder, and continued to expand its operation and reduce its costs during the first half of 2004. The value of contracts on hand of SJQ was approximately HK$50 million. As the acquisition of SJQ was not completed as at 30 June 2004, the accounts of SJQ were not consolidated into the Group's consolidated accounts for the six months ended 30 June 2004.

Looking ahead to the second half of the year, SJQ will step up its efforts in developing as well as differentiating its product design and services in relation to curtain wall construction business in its existing markets in the Yangtze River Delta, and gradually penetrate into the markets in the area of Beijing as well as Central and Western China with a view to achieving better result.

Besides, the Group will take proactive steps to urge liquidators of CCW and CEC under Condo to complete the liquidations as soon as possible so as to recover the debts due to the Group.

(iii) *Polycrown Engineering (Holdings) Limited ("**PEHL**") and its subsidiaries (collectively, "**Polycrown**")*

In the first half of 2004, turnover of Polycrown was approximately HK$3.6 million, representing a decrease of 91% as compared with the corresponding period last year, of which 48% from Hong Kong and 52% from the PRC.

On 15 June 2004, the board of directors of PEL (a wholly-owned subsidiary of PEHL) resolved to wind-up PEL. On 11 August 2004, PEHL was ordered to wind-up by the High Court of Hong Kong as it failed to repay its debts due to the Group. The aforesaid events would not have material adverse impact on the Group except that the Group repaid a bank loan of approximately HK$28.5 million for Polycrown in performing its obligation as a guarantor. Additionally, the accounts of Polycrown have been completely deconsolidated from the consolidated accounts of the Group since 11 August 2004.

Real Estates Development and Property Leasing

During the period, the real estates development business did not generate any profit for the Group as the Haitian Garden in Zhuhai, the PRC was still under construction. Turnover from property leasing business in the first half of 2004 amounted to approximately HK$4.7 million, which accounted for 14% (30 June 2003: 6%) of the Group's consolidated turnover, decreased by 16% as compared with the corresponding period last year. The property leasing business recorded a segment profit of approximately HK$3.0 million in the first half of 2004 against the segment loss of approximately HK$12.7 million which included a loss on revaluation of investment properties in the corresponding period of 2003.

(i) Haitian Garden, Zhuhai, the PRC

On 8 January 2004, the Group successfully acquired a 20% equity interest in Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**") from Zhuhai Shining Metals Group Inc., turning ZOBHP into a wholly-owned subsidiary of the Company and enabling the Group to own a 100% equity interest in the project.

The Group has repositioned the Haitian Garden real estates development project as "The New Generation Panoramic Seaview Deluxe Apartments in Zhuhai" according to the recommendation from a consultant research report. The revised design proposal was approved in principle by the local government on 4 March 2004 and further changes were made as requested. The Group expects to receive final approval from the authority shortly. The Group will strive to commence superstructure work in the second half of 2004 and sale in mid 2005 as scheduled.

Driven by the development in the Pan-Pearl River Delta area and the proposed construction of the Hong Kong-Zhuhai-Macau Bridge as well as the overall economic development of Zhuhai and its neighbouring area, the demand for real estates property in Zhuhai is growing. Sales of residential properties in Zhuhai were satisfactory in the first half of 2004 while buyers appeared to increase.

(ii) ONFEM Tower, 29 Wyndham Street, Central, Hong Kong

As at 30 June 2004, the occupancy rate of ONFEM Tower ("**Tower**") was approximately 94%. Taking into account the current situation of the office leasing market, the Group is satisfied with the current occupancy rate, the average rental and the quality of tenants, some of which are multinational corporations. The Group will continuously implement a series of measures to enhance the value of the Tower. In addition to the appointment of a renowned property management company to provide professional property management services and to increase supervision, the Group is also considering about the issues on maintenance of the Tower in the medium-term to long-term perspective with a view to providing quality facilities and services to tenants. This will help in increasing return on investments in a long run.

Other Business

Greater Beijing Region Expressways Limited is an investment of the Group. Its major subsidiary, Greater Beijing First Expressways Limited ("**First Expressways**"), was wound-up in June 2000. The four toll charging highways in Beijing, owned by First Expressways, have all been sold out. The Group will continuously monitor the progress of the liquidation and strive for the best interest of the Group.

Prospects

Through continuous efforts of the management, consolidation of the existing under-performing businesses is almost completed whereas most of the non wholly-owned subsidiaries have become wholly-owned subsidiaries of the Group after restructuring in the first half of 2004. Looking forward, the Group will formulate the operation and development objectives of those subsidiaries in accordance with the overall strategy and development objective previously adopted and "Developing Business, Increasing Profit" will be the focus of the Group. In the meantime, the Group will strive to utilise the resources of each subsidiary effectively and enable all the subsidiaries to complement each other's strengths so as to improve the overall performance of the Group and to increase the possibility of increasing the shareholders' return.

The Group has set clear objectives for the development of its real estates business and specialised construction contracting business in the PRC, with high technology investment as an ancillary focus. Leveraging the synergies between the competitive edge of the controlling shareholder, China Minmetals, in the PRC and the strengths of the Group, the Group intends to expand and enlarge its business scale through direct investment, mergers and acquisitions. Accordingly, the Group strives to capitalise on market opportunities for its core business and the major efforts include:

(i) during the period under review, the Group has been evaluating a number of premium real estates development projects in major cities of the PRC. The Group is currently undertaking in-depth assessment of certain selected projects; and

(ii) on 29 July 2004, Wilson Murray Far East Limited ("**WMFE**"), an indirect wholly-owned subsidiary of the Company, and Guangzhou Tian He Orienmet Property Co., Ltd. ("**GTH**"), an associate of China Minmetals H.K. (Holdings) Limited, entered into a project management services agreement in respect of the Guangzhou Tian He Jin Hai Building (廣州天河金海大廈) development project. According to the agreement, WMFE is employed as the project manager of the project to provide GTH with construction project management services which include the provision of advice and assistance in technical or professional aspects, construction cost control, assistance in obtaining the completion acceptance document as well as preparation of construction records for GTH. The maximum service fees receivable by WMFE under the project amount to RMB40.0 million.

    The agreement will strengthen the business of the Group and secure a stable stream of income for the Group in the current financial year and the coming two financial years. More importantly, it is the Company's first cooperation project with the company under China Minmetals. As an integration between the Group's extensive experience in real estates and specialised construction contracting businesses and the abundant business resources of China Minmetals, the cooperation achieves internal synergies and strengthens the real estates development and project management capabilities of the Group.

Liquidity and Financial Resources

As at 30 June 2004, the gearing ratio (total borrowings over total assets) of the Group reduced to 6.5% from 9.2% at 31 December 2003. The Group had cash and bank deposits (excluding pledged deposits) of approximately HK$142.4 million as at 30 June 2004 (31 December 2003: HK$199.3 million).

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations, the Group also obtained financial resources from bank borrowings and other borrowings, which amounted to approximately HK$37.6 million (31 December 2003: HK$66.7 million) and HK$6.6 million (31 December 2003: HK$4.6 million) respectively as at 30 June 2004.

The bank borrowings denominated in Renminbi ("**RMB**") as at 30 June 2004 were approximately RMB28.6 million (31 December 2003: RMB28.6 million) while the remaining balances were denominated in Hong Kong dollars. Apart from the bank borrowings denominated in RMB which were obtained by the Group at fixed interest rates, the Group's bank borrowings were on a floating rate basis.

Capital commitments of the Group amounted to approximately HK$172.0 million, mainly for properties under development, as at 30 June 2004 are to be partly financed by bank borrowings.

Financial Risks and Management

The Group's strategies towards financial risk management include diversification of funding sources and extension of credit periods. For the six months ended 30 June 2004, finance costs of the Group were reduced to approximately HK$1.2 million (30 June 2003: HK$3.5 million).

The total borrowings of the Group as at 30 June 2004 amounted to approximately HK$44.2 million (31 December 2003: HK$71.3 million) were all repayable within one year.

Exposure to Fluctuation in Exchange Rates

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. Given that the exchange rates of Hong Kong dollar against RMB and US dollar are stable, no hedging or other alternative measures have been implemented by the Group. As at 30 June 2004, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

Charges on Group Assets

As at 30 June 2004, the Group pledged an investment property with a carrying amount of approximately HK$195.0 million (31 December 2003: HK$195.0 million) and fixed deposits amounted to approximately HK$53.2 million (31 December 2003: HK$53.2 million) as securities for the Group's general banking facilities. Certain inventories of the Group were also held under trust receipt loan arrangements.

Contingent Liabilities

Details of the contingent liabilities of the Company and the Group are set out in Note 14 to the accounts.

Employees

As at 30 June 2004, the Group employed 229 staff (30 June 2003: 445 staff). The total remunerations and benefits of the directors of the Company ("**Directors**") and staff of the Group during the six months ended 30 June 2004 were approximately HK$16.9 million (30 June 2003: HK$19.5 million). The Group adopts a remuneration policy in line with market practice.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a new share option scheme ("**Scheme**") which is in compliance with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**"). As at 30 June 2004, details of the outstanding share options, all of which were granted on 15 March 2004 and have not been exercised, are as follows:

Category of participant		**Exercise period of share options**	**Exercise price of share options** *HK$*	**Number of share options outstanding as at 30 June 2004**
(i)	Directors	16 March 2004 to 15 March 2007	0.83	12,000,000
(ii)	Employees of the Group	17 March 2004 to 26 April 2007*	0.83	9,100,000

The closing price of the shares of the Company immediately before the date on which the share options disclosed above were granted (that is, 12 March 2004) was HK$0.81 while details of the outstanding share options held by each Director are set out in the section entitled "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures" below.

The Directors consider that it is inappropriate to value the share options disclosed above because any valuation of those options based on a large number of speculative assumptions would not be meaningful and would be misleading.

A summary of the principal terms of the Scheme has been set out in the 2003 annual report of the Company. The terms of the Scheme have never been amended since its adoption.

* *The exercisable period for the share options granted to each employee of the Group lasts 3 years commencing from the date of acceptance of the share options by each respective employee.*

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2004, the interests and short positions of the Directors and the chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance ("**SFO**")), which have been notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Long Position in Shares of the Company

(a) *Shares*

Name of director	Nature of interest	Number of ordinary shares held
He Xiaoli	Personal	20,000

Save as disclosed above, as at 30 June 2004, none of the Directors or the chief executive of the Company or any of their associates had any personal, family, corporate or other interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

(b) *Share options*

As at 30 June 2004, the following outstanding share options were granted to the Directors on 15 March 2004 under the Scheme:

Name of Director	Date of acceptance of share options	Exercise period of share options	Exercise price of share options *HK$*	Number of share options outstanding as at 30 June 2004
Lin Xizhong	16 March 2004	16 March 2004 to 15 March 2007	0.83	4,000,000
Wang Xingdong	16 March 2004	16 March 2004 to 15 March 2007	0.83	3,000,000
Yan Xichuan	16 March 2004	16 March 2004 to 15 March 2007	0.83	2,000,000

Name of Director	Date of acceptance of share options	Exercise period of share options	Exercise price of share options HK$	Number of share options outstanding as at 30 June 2004
Qian Wenchao	16 March 2004	16 March 2004 to 15 March 2007	0.83	1,500,000
He Xiaoli	16 March 2004	16 March 2004 to 15 March 2007	0.83	1,500,000

Save as disclosed above, during the six months ended 30 June 2004, none of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age, was granted or had exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations (within the meaning of the SFO).

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2004, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests and short position in the shares of the Company which fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Long Position in Shares of the Company

Name of shareholder	Number of ordinary shares held	Percentage of total issued shares
China Minmetals *(Note)*	416,585,852	53.95%
China Minmetals H.K. (Holdings) Limited *(Note)*	416,585,852	53.95%
June Glory International Limited ("**June Glory**")	416,585,852	53.95%

Note: By virtue of the SFO, these companies are deemed to be interested in the 416,585,852 shares held by June Glory.

AUDIT COMMITTEE

The audit committee of the Company comprises three Independent Non-executive Directors namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria. The audit committee has reviewed the unaudited condensed consolidated accounts of the Group for the six months ended 30 June 2004.

CODE OF BEST PRACTICE

The Directors are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the period during the six months ended 30 June 2004 in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the Independent Non-executive Directors are not appointed for specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's bye-laws.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules as its code of conduct regarding securities transactions by Directors ("**Code**") and has made specific enquiry of all Directors and has received a written confirmation from each Director confirming that he/she has complied with the Code throughout the six months ended 30 June 2004 if he/she carried out any securities dealings.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2004.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 17 September 2004
Website: http://www.onfem.com

UNAUDITED INTERIM RESULTS

The board of directors of ONFEM Holdings Limited ("**Company**") herewith announces the unaudited consolidated results of the Company and its subsidiaries ("**Group**") for the six months ended 30 June 2004 together with comparative figures of the corresponding period in 2003. The interim condensed consolidated accounts have not been audited but have been reviewed by the audit committee of the Company.

Condensed Consolidated Profit and Loss Account

For the six months ended 30 June 2004

	Note	Six months ended 30 June **2004** **(Unaudited)** **HK$'000**	 2003 (Unaudited) HK$'000
Turnover	2	**34,590**	92,408
Cost of sales		**(16,266)**	(70,101)
Gross profit		**18,324**	22,307
Other revenues		**3,659**	4,623
Distribution costs		**(5,757)**	(5,384)
Administrative expenses		**(20,545)**	(39,430)
Other operating expenses		**(961)**	(1,087)
Loss on revaluation of investment properties		**–**	(17,390)
Gain on deconsolidation of subsidiaries	16	**66,676**	339
Operating profit/(loss)	3	**61,396**	(36,022)
Finance costs		**(1,198)**	(3,469)
Profit/(loss) before taxation		**60,198**	(39,491)
Taxation	5	**(86)**	(146)
Profit/(loss) after taxation		**60,112**	(39,637)
Minority interests		**–**	(779)
Profit/(loss) attributable to shareholders		**60,112**	(40,416)
Basic earnings/(loss) per share (HK cents)	7	**7.78**	(5.23)

Condensed Consolidated Balance Sheet
As at 30 June 2004

	Note	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
Non-current assets			
Negative goodwill	8	**(10,103)**	–
Fixed assets	8	**221,541**	220,479
Construction in progress		**14**	–
Non-trading securities		**25,200**	28,440
Deferred tax assets		**932**	932
Retention receivables		**–**	607
Other assets		**1,681**	1,738
		239,265	252,196
Current assets			
Inventories		**225,631**	218,475
Amount due from a fellow subsidiary		**–**	1
Amounts due from minority investors		**–**	37
Trade and other receivables	9	**20,557**	48,392
Gross amounts due from customers for contract work		**52**	3,261
Trading securities		**3,241**	2,142
Pledged deposits		**53,210**	53,210
Cash and bank deposits		**142,358**	199,288
		445,049	524,806
Current liabilities			
Amounts due to minority investors		**–**	9,571
Trade and other payables	10	**78,438**	135,865
Gross amounts due to customers for contract work		**–**	16,363
Taxation payable		**17,763**	32,005
Short-term borrowings	11	**44,164**	71,304
		140,365	265,108
Net current assets		**304,684**	259,698
Total assets less current liabilities		**543,949**	511,894
Financed by:			
Share capital	12	**77,218**	77,218
Reserves		**456,948**	397,489
Shareholders' funds		**534,166**	474,707
Minority interests		**5,745**	30,778
Non-current liabilities			
Amounts due to minority investors		**688**	3,741
Other liabilities		**3,350**	2,668
		4,038	6,409
		543,949	511,894

Condensed Consolidated Statement of Changes in Equity
For the six months ended 30 June 2004

				(Unaudited)			
	Share capital HK$'000	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2004	**77,218**	**409,738**	**601,415**	**769**	**11,520**	**(625,953)**	**474,707**
Deficit on revaluation of non-trading securities	-	-	-	-	**(3,240)**	-	**(3,240)**
Exchange difference on translation of the accounts of foreign subsidiaries	-	-	-	-	-	**2,587**	**2,587**
Profit for the period	-	-	-	-	-	**60,112**	**60,112**
At 30 June 2004	**77,218**	**409,738**	**601,415**	**769**	**8,280**	**(563,254)**	**534,166**

				(Unaudited)			
	Share capital HK$'000	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2003	77,218	409,738	601,415	769	(360)	(589,722)	499,058
Surplus on revaluation of non-trading securities	-	-	-	-	11,520	-	11,520
Exchange difference on translation of the accounts of foreign subsidiaries	-	-	-	-	-	(115)	(115)
Loss for the period	-	-	-	-	-	(40,416)	(40,416)
At 30 June 2003	77,218	409,738	601,415	769	11,160	(630,253)	470,047

Condensed Consolidated Cash Flow Statement
For the six months ended 30 June 2004

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Net cash (used in)/generated from operating activities	**(13,181)**	24,268
Net cash (used in)/generated from investing activities	**(15,312)**	18,567
Net cash used in financing activities	**(2,012)**	(1,065)
(Decrease)/increase in cash and cash equivalents	**(30,505)**	41,770
Cash and cash equivalents at beginning of period	**162,247**	110,155
Cash and cash equivalents at end of period	**131,742**	151,925
Analysis of balances of cash and cash equivalents:		
Cash and bank deposits	**142,358**	209,140
Bank overdrafts	**(10,616)**	(53,932)
Trust receipt bank loans	**-**	(3,283)
	131,742	151,925

Notes to Accounts (Unaudited)

1. Basis of preparation and accounting policies

The unaudited condensed consolidated accounts are prepared in accordance with Statement of Standard Accounting Practice 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants (renamed as the Hong Kong Institute of Certified Public Accountants since 8 September 2004).

The accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies and method of computation used in the preparation of the accounts are consistent with those used in the annual accounts for the year ended 31 December 2003.

2. Segment information

The Group's operations comprise the following main business segments:

Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products, doors and fire proof materials.
Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Security investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

An analysis of the Group's revenue and results for the period by business segments is as follows:

	Six months ended 30 June (Unaudited)													
	Manufacturing and trading		Construction and engineering contracts		Property leasing		Property development		Security investment and trading		Elimination		Total	
	2004 HK$'000	2003 HK$'000	**2004 HK$'000**	2003 HK$'000	**2004 HK$'000**	2003 HK$'000	**2004 HK$'000**	2003 HK$'000	**2004 HK$'000**	2003 HK$'000	**2004 HK$'000**	2003 HK$'000	**2004 HK$'000**	2003 HK$'000
REVENUES														
Sales to external customers	**24,577**	28,344	**4,817**	54,825	**4,747**	5,622	**-**	-	**449**	3,617	**-**	-	**34,590**	92,408
Inter-segment sales	**-**	1,069	**-**	-	**-**	-	**-**	-	**-**	-	**-**	(1,069)	**-**	-
	24,577	29,413	**4,817**	54,825	**4,747**	5,622	**-**	-	**449**	3,617	**-**	(1,069)	**34,590**	92,408
RESULTS														
Segment results	**(496)**	343	**(3,516)**	(18,274)	**2,964**	(12,725)	**(69)**	310	**1,530**	5,266	**-**	-	**413**	(25,080)
Gain on deconsolidation of subsidiaries													**66,676**	-
Unallocated corporate expenses, net													**(5,693)**	(10,942)
Operating profit/(loss)													**61,396**	(36,022)
Finance costs													**(1,198)**	(3,469)
Taxation													**(86)**	(146)
Minority interests													**-**	(779)
Profit/(loss) attributable to shareholders													**60,112**	(40,416)

3. Operating profit/(loss)

Operating profit/(loss) is stated after charging/(crediting) the following:

	Six months ended 30 June	
	2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Depreciation on:		
Owned fixed assets	**1,561**	1,458
Leased fixed assets	**–**	83
(Gain)/loss on disposal of fixed assets	**(117)**	40
Recognition of negative goodwill as income	**(2,635)**	–
Operating leases in respect of land and buildings	**1,378**	1,681
(Recovery of)/provision for bad and doubtful debts (a)	**(1,709)**	2,143
Provision for inventory obsolescence and net realisable value	**405**	749
Exchange loss/(gain), net	**1,013**	(5,669)
Unrealised gain on revaluation of trading securities	**(1,099)**	(1,802)
Gain on assignment of benefit of debt by a former minority investor	**(3,050)**	–
Cost of inventories sold	**14,820**	11,751
Gross rental and management fee income from investment properties	**(4,747)**	(5,622)

(a) An amount of approximately HK$3,603,000, being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("**CNMG**"), a former intermediate holding company of the Company, is included in the recovery of bad and doubtful debts. The said amount was received during the period from the liquidators of CNMG as the total of the second and third interim dividends to the unsecured creditors of CNMG.

4. Staff costs

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Including the emoluments of the directors of the Company ("**Directors**"):		
Wages and salaries	**16,329**	18,841
Pension costs - defined contribution plans	**546**	745
Provision for/(write-back of) long service payment	**6**	(39)
	16,881	19,547

5. Taxation

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Hong Kong profits tax	**–**	–
Overseas taxation	**86**	146
	86	146

6. Dividend

The Directors have resolved not to pay an interim dividend for the six months ended 30 June 2004 (30 June 2003: Nil).

7. Earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the unaudited consolidated profit/(loss) attributable to ordinary shareholders of approximately HK$60,112,000 (30 June 2003: loss of HK$40,416,000) and the weighted average number of 772,181,783 shares (30 June 2003: 772,181,783 shares) in issue during the period.

No diluted earnings per share is presented as there were no dilutive potential shares in existence during the period.

8. Capital expenditure

	Negative goodwill (Unaudited) HK$'000	Fixed assets (Unaudited) HK$'000
Opening net book amount as at 1 January 2004	–	220,479
Acquisition of a subsidiary (a)	(12,738)	–
Other additions	–	2,715
Disposals	–	(92)
Recognition as income/(depreciation charge)	2,635	(1,561)
Closing net book amount as at 30 June 2004	(10,103)	221,541

(a) On 8 January 2004, the Group acquired the remaining 20% equity interest in Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**"), a company incorporated in the People's Republic of China ("**PRC**") and engaged in a commercial and residential property development project, namely the "Haitian Garden" in Zhuhai, the PRC. As a result of the acquisition, ZOBHP has turned from an 80%-owned subsidiary into a wholly-owned subsidiary of the Company. The consideration of approximately RMB12,859,000 (equivalent to approximately HK$12,088,000) for the aforesaid acquisition was settled in cash. 20% of the fair value of the net identifiable assets of ZOBHP at the date of acquisition was approximately HK$24,826,000. The resulting negative goodwill of approximately HK$12,738,000 will be recognised as income in the profit and loss account on a straight-line basis over 29 months.

(b) On 29 April 2004, the Group acquired the remaining 48% equity interest in Enful Holdings Limited ("**EHL**"), a company incorporated in the British Virgin Islands. EHL and its subsidiaries are principally engaged in the business of manufacturing, sale and installation of fire doors and fire proof materials and products, fitting out works, environmental construction engineering and protection projects in Hong Kong and the PRC. As a result of the acquisition, EHL has turned from a 52%-owned subsidiary into a wholly-owned subsidiary of the Company. The consideration of HK$1 for the aforesaid acquisition was settled in cash. In addition, the Group paid HK$1 for the assignment of the benefit of debt, amounted to approximately HK$3,050,000, from the former minority investor of EHL to the Group.

9. Trade and other receivables

Included in trade and other receivables are trade and contract receivables of which the aging analysis is as follows:

	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
0 – 30 days	**9,011**	28,233
31 – 60 days	**2,054**	5,715
61 – 90 days	**737**	5,559
Over 90 days	**21,598**	47,083
	33,400	86,590
Less: Provision for bad and doubtful debts	**(20,117)**	(54,496)
	13,283	32,094

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

10. Trade and other payables

Include in trade and other payables are trade, bills and contract payables of which the aging analysis is as follows:

	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
0 – 30 days	**3,264**	6,894
31 – 60 days	**707**	1,394
61 – 90 days	**780**	1,124
Over 90 days	**6,722**	67,384
	11,473	76,796

11. Short-term borrowings

	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
Bank overdrafts, secured	**10,616**	37,041
Trust receipt bank loans, secured	**-**	3,253
Bank loans, secured	**26,963**	26,455
Current portion of long-term borrowings	**-**	28
Unsecured loan	**6,585**	–
Loan from a minority investor	**-**	4,527
	44,164	71,304

12. Share capital

	30 June 2004 (Unaudited)		31 December 2003 (Audited)	
	Number of shares '000	**Amount HK$'000**	Number of shares '000	Amount HK$'000
Authorised (ordinary shares of HK$0.1 each)	**2,000,000**	**200,000**	2,000,000	200,000
Issued and fully paid (ordinary shares of HK$0.1 each)	**772,182**	**77,218**	772,182	77,218

At 30 June 2004, options to subscribe for a total of 21,100,000 ordinary shares of the Company were outstanding (all of which were granted on 15 March 2004 under the share option scheme adopted on 29 May 2003).

13. Capital commitments

	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
Contracted but not provided for		
Acquisition of a subsidiary	**2,820**	–
Properties under development	**169,183**	145,814
	172,003	145,814

14. Contingent liabilities

At 30 June 2004, there were contingent liabilities in respect of the following:

(a) The Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$26,600,000 (31 December 2003: HK$54,900,000).

(b) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group could have potential additional charges arising from the related tax payable. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

15. Related party transactions

The Group had the following transactions with a related party, which were carried out on normal commercial terms and in the ordinary and normal course of business of the Group:

	Six months ended 30 June	
	2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Rental and management fee income from a fellow subsidiary	**–**	306
Rental expenses and licence fees paid to a fellow subsidiary	**427**	–

16. Deconsolidation of subsidiaries

On 15 June 2004, the board of directors of Polycrown Engineering Limited ("**PEL**"), a 51%-owned subsidiary of the Company, had resolved that PEL be wound-up pursuant to Section 228A of the Companies Ordinance. Accordingly, the Group has not included PEL and its subsidiaries in the consolidated accounts of the Group since 15 June 2004.

The following summarises the effects of deconsolidation:

	(Unaudited) HK$'000
Sharing of net liabilities at the date of deconsolidation	95,128
Settlement of liabilities for deconsolidated subsidiaries	(28,452)
Gain on deconsolidation of subsidiaries	66,676

17. Subsequent event

On 11 August 2004, the High Court of Hong Kong ordered Polycrown Engineering (Holdings) Limited, a 51%-owned subsidiary of the Company, to be wound-up. The Directors do not expect any material adverse impact on the Group arising from such winding-up order.

16. 不合併附屬公司

於二零零四年六月十五日，本公司擁有51%權益之附屬公司多利加工程有限公司（「**多利加工程**」）董事會決議根據公司條例第228A條將多利加工程清盤。因此，本集團自二零零四年六月十五日起並無將多利加工程及其附屬公司計入本集團之綜合賬目內。

以下概述不合併附屬公司之影響：

	（未經審核） 千港元
於不合併日應承擔之淨負債	95,128
償還已不合併附屬公司之負債	(28,452)
不合併附屬公司之收益	66,676

17. 結算日後事項

於二零零四年八月十一日，香港高等法院頒令將本公司擁有51%權益之附屬公司多利加工程(集團)有限公司清盤。董事預計有關清盤令不會對本集團造成任何重大不良影響。

13. 資本承擔

	二零零四年六月三十日（未經審核）千港元	二零零三年十二月三十一日（經審核）千港元
已訂約但未作出撥備		
收購一間附屬公司	**2,820**	–
發展中物業	**169,183**	145,814
	172,003	145,814

14. 或然負債

於二零零四年六月三十日之或然負債如下：

(a) 本公司就若干附屬公司所獲數間銀行信貸而向銀行提供公司擔保約26,600,000港元（二零零三年十二月三十一日：54,900,000港元）。

(b) 本集團已承諾及履行為香港及中國內地多個客戶完成機電工程項目。就該等項目，本集團可能就有關之應付稅款而產生潛在額外費用。由於無法可靠釐定潛在額外費用（倘有），本集團並無作出有關撥備。

15. 關連人士交易

本集團在一般及日常業務過程中按一般商業條款與關連人士訂立以下交易：

	截至六月三十日止六個月	
	二零零四年（未經審核）千港元	二零零三年（未經審核）千港元
向同系附屬公司收取之租金及管理費用收入	–	306
付予同系附屬公司之租金開支及許可費	**427**	–

10. 應付賬款及其他款項

應付賬款及其他應付款項包括貿易、票據及合約應付賬款，而貿易、票據及合約應付賬款之賬齡分析如下：

	二零零四年 六月三十日 （未經審核） 千港元	二零零三年 十二月三十一日 （經審核） 千港元
0至30日	**3,264**	6,894
31至60日	**707**	1,394
61至90日	**780**	1,124
90日以上	**6,722**	67,384
	11,473	76,796

11. 短期借款

	二零零四年 六月三十日 （未經審核） 千港元	二零零三年 十二月三十一日 （經審核） 千港元
有抵押銀行透支	**10,616**	37,041
有抵押信託收據銀行借款	**–**	3,253
有抵押銀行貸款	**26,963**	26,455
長期借款即期部分	**–**	28
無抵押貸款	**6,585**	–
來自一名少數投資者之貸款	**–**	4,527
	44,164	71,304

12. 股本

	二零零四年六月三十日（未經審核）		二零零三年十二月三十一日（經審核）	
	股份數目 千股	金額 千港元	股份數目 千股	金額 千港元
法定 （每股面值0.1港元之普通股）	**2,000,000**	**200,000**	2,000,000	200,000
已發行及繳足 （每股面值0.1港元之普通股）	**772,182**	**77,218**	772,182	77,218

於二零零四年六月三十日，合共可認購21,100,000股本公司普通股之購股權尚未行使，而該等購股權乃於二零零四年三月十五日根據於二零零三年五月二十九日採納之購股權計劃授出。

8. 資本開支

	負商譽 （未經審核） 千港元	固定資產 （未經審核） 千港元
於二零零四年一月一日之期初賬目淨額	—	220,479
收購一間附屬公司(a)	(12,738)	—
其他添購	—	2,715
出售	—	(92)
確認為收入／（折舊開支）	2,635	(1,561)
於二零零四年六月三十日之期末賬目淨額	(10,103)	221,541

(a) 於二零零四年一月八日，本集團收購珠海東方海天置業有限公司（「**海天置業**」）餘下20%股權。海天置業於中華人民共和國（「**中國**」）註冊成立，從事中國珠海一個名為「海天花園」之商用及住宅物業發展項目。由於該項收購，海天置業由本公司擁有80%權益之附屬公司變為全資附屬公司。上述收購之代價約為人民幣12,859,000元（約相當於12,088,000港元），以現金支付。於收購日期，海天置業可識別資產淨值之20%公平值約為24,826,000港元。收購所產生負商譽約為12,738,000港元，將按直線法分29個月在損益表確認為收入。

(b) 於二零零四年四月二十九日，本集團收購銀豐集團有限公司（「**銀豐集團**」）餘下48%股權。銀豐集團於英屬處女群島註冊成立，其與附屬公司主要於香港及中國從事製造、銷售及安裝防火門與防火材料及產品、室內工程、環保建築工程及保護項目之業務。由於該項收購，銀豐集團由本公司擁有52%權益之附屬公司變為全資附屬公司。上述收購之代價為1港元，以現金支付。此外，本集團支付1港元，作為銀豐集團之前少數投資者轉讓約3,050,000港元債項權益予本集團之代價。

9. 應收賬款及其他應收款項

應收賬款及其他應收款項包括貿易及合約應收賬款，而貿易及合約應收賬款之賬齡分析如下：

	二零零四年 六月三十日 （未經審核） 千港元	二零零三年 十二月三十一日 （經審核） 千港元
0至30日	**9,011**	28,233
31至60日	**2,054**	5,715
61至90日	**737**	5,559
90日以上	**21,598**	47,083
	33,400	86,590
減：呆壞賬撥備	**(20,117)**	(54,496)
	13,283	32,094

本集團給予客戶之信貸期一般為自發票日期起計30日至60日。

4. 員工成本

	截至六月三十日止六個月	
	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
包括本公司董事(「**董事**」)酬金:		
工資及薪酬	**16,329**	18,841
退休金成本-定額供款計劃	**546**	745
長期服務金撥備/(撥備撥回)	**6**	(39)
	16,881	19,547

5. 稅項

由於本集團期內無估計應課稅溢利,故並無就香港利得稅作出撥備。海外稅項按期內之估計應課稅溢利以本集團經營業務所在國家之現行稅率計算。

在簡明綜合損益表扣除之稅項如下:

	截至六月三十日止六個月	
	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
香港利得稅	–	–
海外稅項	**86**	146
	86	146

6. 股息

董事決議不派發截至二零零四年六月三十日止六個月之中期股息(二零零三年六月三十日:無)。

7. 每股盈利/(虧損)

每股基本盈利/(虧損)乃根據普通股股東應佔未經審核綜合溢利/(虧損)約60,112,000港元(二零零三年六月三十日:虧損為40,416,000港元)及期內已發行股份之加權平均數772,181,783股(二零零三年六月三十日:772,181,783股)而計算。

由於期內並無具攤薄潛力之股份,故並無呈列每股攤薄盈利。

本集團於期內按業務劃分之收入及業績分析如下：

截至六月三十日止六個月
（未經審核）

	製造及貿易		建築及工程合約		物業租賃		物業發展		證券投資及買賣		抵銷項目		總額	
	二零零四年 千港元	二零零三年 千港元	**二零零四年 千港元**	二零零三年 千港元	**二零零四年 千港元**	二零零三年 千港元	**二零零四年 千港元**	二零零三年 千港元	**二零零四年 千港元**	二零零三年 千港元	**二零零四年 千港元**	二零零三年 千港元	**二零零四年 千港元**	二零零三年 千港元
收入														
外部客戶銷售	**24,577**	28,344	**4,817**	54,825	**4,747**	5,622	**-**	-	**449**	3,617	**-**	-	**34,590**	92,408
業務單位間之銷售	**-**	1,069	**-**	-	**-**	-	**-**	-	**-**	-	**-**	(1,069)	**-**	-
	24,577	29,413	**4,817**	54,825	**4,747**	5,622	**-**	-	**449**	3,617	**-**	(1,069)	**34,590**	92,408
業績														
分類業績	**(496)**	343	**(3,516)**	(18,274)	**2,964**	(12,725)	**(69)**	310	**1,530**	5,266	**-**	-	**413**	(25,080)
不合併附屬公司之收益													**66,676**	-
未分配之企業開支淨額													**(5,693)**	(10,942)
經營溢利／（虧損）													**61,396**	(36,022)
財務成本													**(1,198)**	(3,469)
稅項													**(86)**	(146)
少數投資者權益													**-**	(779)
股東應佔溢利／（虧損）													**60,112**	(40,416)

3. 經營溢利／（虧損）

經營溢利／（虧損）已扣除／（計入）以下各項：

	截至六月三十日止六個月	
	二零零四年（未經審核）千港元	二零零三年（未經審核）千港元
折舊：		
自置固定資產	**1,561**	1,458
租賃固定資產	**–**	83
出售固定資產（收益）／虧損	**(117)**	40
確認負商譽為收入	**(2,635)**	–
土地及樓宇之經營租賃	**1,378**	1,681
呆壞賬（撥備撥回）／撥備(a)	**(1,709)**	2,143
陳舊存貨及可變現淨值撥備	**405**	749
匯兌虧損／（收益）淨額	**1,013**	(5,669)
重估買賣證券之未變現收益	**(1,099)**	(1,802)
前少數投資者債項權益轉讓之收益	**(3,050)**	–
售出存貨成本	**14,820**	11,751
投資物業之租金及管理費總收入	**(4,747)**	(5,622)

(a) 包括在呆壞賬撥備撥回內，有一筆由本公司向一間前居間控股公司－中國有色金屬（香港）集團有限公司（「**中國有色（香港）**」）提供貸款之撥備撥回約3,603,000港元。中國有色（香港）之清盤人已於期內支付上述款項，作為向中國有色（香港）無抵押債權人派付之第二及第三期中期股息總額。

賬目附註(未經審核)

1. 編製基準及會計政策

未經審核簡明綜合賬目乃根據由香港會計師公會頒佈之會計實務準則第25號:「中期財務報告」而編製。

此等賬目應與二零零三年年度賬目一併閱讀。

編製此等賬目所採用之會計政策及計算方法與截至二零零三年十二月三十一日止年度賬目所採用者一致。

2. 分類資料

本集團業務包含下列主要業務分類:

製造及貿易:	潤滑油、化工產品、木門及防火材料製造及貿易。
建築及工程合約:	幕牆及鋁窗設計及安裝,以及與機電及機械工程有關之建築工程及其他工程承接業務。
物業租賃:	從出租物業賺取租金收入,並就長遠而言,自物業升值中獲取收益。
物業發展:	發展住宅及商用物業。
證券投資及買賣:	買賣及投資證券。

業務單位間之銷售額按當時市價計算。

簡明綜合現金流量表

截至二零零四年六月三十日止六個月

	截至六月三十日止六個月	
	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
經營業務(所用)/所得現金淨額	**(13,181)**	24,268
投資活動(所用)/所得現金淨額	**(15,312)**	18,567
融資活動所用現金淨額	**(2,012)**	(1,065)
現金及現金等值項目(減少)/增加	**(30,505)**	41,770
期初現金及現金等值項目	**162,247**	110,155
期終現金及現金等值項目	**131,742**	151,925
現金及現金等值項目結餘分析:		
現金及銀行存款	**142,358**	209,140
銀行透支	**(10,616)**	(53,932)
信託收據銀行借款	–	(3,283)
	131,742	151,925

簡明綜合股本權益變動表

截至二零零四年六月三十日止六個月

	（未經審核）股本	股份溢價	繳納盈餘	資本贖回儲備	投資重估儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日	**77,218**	**409,738**	**601,415**	**769**	**11,520**	**(625,953)**	**474,707**
非買賣證券重估虧絀	–	–	–	–	**(3,240)**	–	**(3,240)**
換算海外附屬公司賬目所產生之匯兑差額	–	–	–	–	–	**2,587**	**2,587**
期內溢利	–	–	–	–	–	**60,112**	**60,112**
於二零零四年六月三十日	**77,218**	**409,738**	**601,415**	**769**	**8,280**	**(563,254)**	**534,166**

	（未經審核）股本	股份溢價	繳納盈餘	資本贖回儲備	投資重估儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	77,218	409,738	601,415	769	(360)	(589,722)	499,058
非買賣證券重估盈餘	–	–	–	–	11,520	–	11,520
換算海外附屬公司賬目所產生之匯兑差額	–	–	–	–	–	(115)	(115)
期內虧損	–	–	–	–	–	(40,416)	(40,416)
於二零零三年六月三十日	77,218	409,738	601,415	769	11,160	(630,253)	470,047

簡明綜合資產負債表

於二零零四年六月三十日

	附註	二零零四年 六月三十日 (未經審核) 千港元	二零零三年 十二月三十一日 (經審核) 千港元
非流動資產			
負商譽	8	**(10,103)**	–
固定資產	8	**221,541**	220,479
在建工程		**14**	–
非買賣證券		**25,200**	28,440
遞延稅項資產		**932**	932
應收保固金		–	607
其他資產		**1,681**	1,738
		239,265	252,196
流動資產			
存貨		**225,631**	218,475
應收一間同系附屬公司款項		–	1
應收少數投資者款項		–	37
應收賬款及其他應收款項	9	**20,557**	48,392
應收客戶之合約工程總額		**52**	3,261
買賣證券		**3,241**	2,142
已抵押存款		**53,210**	53,210
現金及銀行存款		**142,358**	199,288
		445,049	524,806
流動負債			
應付少數投資者款項		–	9,571
應付賬款及其他應付款項	10	**78,438**	135,865
應付客戶之合約工程總額		–	16,363
應付稅項		**17,763**	32,005
短期借款	11	**44,164**	71,304
		140,365	265,108
流動資產淨值		**304,684**	259,698
資產總額減流動負債		**543,949**	511,894
資金來源：			
股本	12	**77,218**	77,218
儲備		**456,948**	397,489
股東資金		**534,166**	474,707
少數投資者權益		**5,745**	30,778
非流動負債			
應付少數投資者款項		**688**	3,741
其他負債		**3,350**	2,668
		4,038	6,409
		543,949	511,894

未經審核中期業績

東方有色集團有限公司(「**本公司**」)董事會現呈列本公司及其附屬公司(「**本集團**」)截至二零零四年六月三十日止六個月之未經審核綜合業績,連同二零零三年同期之比較數字。簡明綜合中期賬目並未經審核,但已由本公司之審核委員會審閱。

簡明綜合損益表

截至二零零四年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零四年 (未經審核) 千港元	 二零零三年 (未經審核) 千港元
營業額	2	**34,590**	92,408
銷售成本		**(16,266)**	(70,101)
毛利		**18,324**	22,307
其他收入		**3,659**	4,623
分銷費用		**(5,757)**	(5,384)
行政費用		**(20,545)**	(39,430)
其他經營開支		**(961)**	(1,087)
重估投資物業虧損		**–**	(17,390)
不合併附屬公司之收益	16	**66,676**	339
經營溢利/(虧損)	3	**61,396**	(36,022)
財務成本		**(1,198)**	(3,469)
除税前溢利/(虧損)		**60,198**	(39,491)
税項	5	**(86)**	(146)
除税後溢利/(虧損)		**60,112**	(39,637)
少數投資者權益		**–**	(779)
股東應佔溢利/(虧損)		**60,112**	(40,416)
每股基本盈利/(虧損)(港仙)	7	**7.78**	(5.23)

最佳應用守則

據董事所知，並無任何資料可合理地顯示本公司於截至二零零四年六月三十日止六個月期間之任何時間不遵守，或曾不遵守上市規則附錄14所載之最佳應用守則，惟獨立非執行董事並無明確任期，但須根據本公司之章程細則於本公司之股東週年大會上輪值退任及重選連任。

董事進行證券交易之守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則，作為其董事進行證券交易之操守準則（「**該守則**」），並已特別向所有董事查詢，亦已接獲各董事之確認書，確認倘彼曾於截至二零零四年六月三十日止六個月內進行任何證券交易，彼已遵守該守則。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零四年六月三十日止六個月期間概無購買、出售或贖回本公司之上市證券。

承董事會命
王幸東
董事總經理

香港，二零零四年九月十七日
網址：http://www.onfem.com

董事姓名	購股權接納日期	購股權行使期	購股權行使價 港元	於二零零四年六月三十日尚未行使之購股權數目
錢文超	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	1,500,000
何小麗	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	1,500,000

除上文所披露者外，截至二零零四年六月三十日止六個月期間，董事或本公司行政總裁或彼等之配偶或未滿18歲之子女概無獲授或行使任何權利以認購本公司或其相聯法團（按證券及期貨條例之定義）之任何股份或債務證券。

持有本公司股本之主要權益

於二零零四年六月三十日，根據本公司按證券及期貨條例第336條之規定存置之權益登記冊記錄，下列實體於本公司股份中擁有按證券及期貨條例第十五部第二及第三分部須向本公司披露之權益及淡倉：

於本公司股份之好倉

股東名稱	所持有之普通股數目	佔已發行股份總數之百分比
中國五礦 *（附註）*	416,585,852	53.95%
中國五礦香港控股有限公司 *（附註）*	416,585,852	53.95%
June Glory International Limited（「**June Glory**」）	416,585,852	53.95%

附註： 根據證券及期貨條例，該等公司被視為於June Glory所持有之416,585,852股股份中擁有利益。

審核委員會

本公司審核委員會由三名獨立非執行董事組成，即林濬先生、馬紹援先生及譚惠珠女士。審核委員會已經審閱本集團截至二零零四年六月三十日止六個月之未經審核簡明綜合賬目。

董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉

於二零零四年六月三十日，根據本公司按證券及期貨條例（「**證券及期貨條例**」）第352條之規定存置之登記冊記錄，董事及本公司行政總裁於本公司或其任何相聯法團（按證券及期貨條例之定義）之股份及相關股份中擁有按照證券及期貨條例第十五部第七及第八分部（包括按照該等證券及期貨條例條文擁有或被視作擁有之權益或淡倉）或根據上市發行人董事進行證券交易的標準守則而須知會本公司及香港聯合交易所有限公司之權益及淡倉如下：

於本公司股份之好倉

(a) *股份*

董事姓名	**權益性質**	**所持有之普通股數目**
何小麗	個人權益	20,000

除上文所披露者外，於二零零四年六月三十日，董事或本公司行政總裁或彼等各自之聯繫人概無在本公司或其任何相聯法團（按證券及期貨條例之定義）之股份、相關股份或債券中擁有任何個人、家屬、法團或其他權益或淡倉。

(b) *購股權*

於二零零四年六月三十日，根據該計劃於二零零四年三月十五日授出予董事而尚未行使之購股權如下：

董事姓名	**購股權接納日期**	**購股權行使期**	**購股權行使價** *港元*	**於二零零四年六月三十日尚未行使之購股權數目**
林錫忠	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	4,000,000
王幸東	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	3,000,000
閻西川	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	2,000,000

或然負債

本公司及本集團之或然負債詳情列載於賬目附註14內。

僱員

於二零零四年六月三十日，本集團共聘用229名僱員（二零零三年六月三十日：445名僱員）。截至二零零四年六月三十日止六個月，本公司之董事（「**董事**」）及本集團之僱員的酬金及福利總額約為16,900,000港元（二零零三年六月三十日：19,500,000港元）。本集團之薪酬政策與市場慣例一致。

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納一項符合香港聯合交易所有限公司證券上市規則（「**上市規則**」）第17章之規定之新購股權計劃（「**該計劃**」）。於二零零四年六月三十日，尚未行使之購股權（全部均於二零零四年三月十五日授出及尚未行使）詳情如下：

參與者類別	購股權行使期	購股權行使價	於二零零四年六月三十日尚未行使之購股權數目
		港元	
(i) 董事	二零零四年三月十六日至二零零七年三月十五日	0.83	12,000,000
(ii) 本集團之僱員	二零零四年三月十七日至二零零七年四月二十六日*	0.83	9,100,000

本公司之股份於緊接上述披露之購股權授出之日期前（即二零零四年三月十二日）的收市價為0.81港元，而由各董事持有而尚未行使之購股權詳情載於下文標題為「董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉」部份。

董事認為不宜衡量上述披露之購股權之價值，因根據多項假設資料計算該等購股權之價值並無意義及有誤導成份。

該計劃之主要條款概要已刊載於本公司二零零三年年報內。該計劃之條款自獲採納以來從未被修改。

* *授予本集團每名僱員之購股權之行使期為三年，自相關僱員接納購股權之日期起計算。*

流動資金及財務資源

於二零零四年六月三十日，本集團之資產負債率（指借款總額與資產總值之比率）由二零零三年十二月三十一日的9.2%下降至6.5%。本集團於二零零四年六月三十日持有現金及銀行存款（不包括已抵押之存款）約142,400,000港元（二零零三年十二月三十一日：199,300,000港元）。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。除來自一般營運之資金外，本集團亦透過銀行借款及其他借款而獲得財務資源；而於二零零四年六月三十日，銀行借款及其他借款分別約為37,600,000港元（二零零三年十二月三十一日：66,700,000港元）及6,600,000港元（二零零三年十二月三十一日：4,600,000港元）。

於二零零四年六月三十日，以人民幣列值之銀行借款約為人民幣28,600,000元（二零零三年十二月三十一日：人民幣28,600,000元），餘下之銀行借款乃以港元列值。除本集團所獲得以人民幣列值之銀行借款以固定利率計息外，本集團之所有銀行借款乃按浮動利率計息。

本集團於二零零四年六月三十日之資本承擔約為172,000,000港元，主要用於發展中物業，並將由銀行借款提供部分資金。

財務風險及管理

本集團對財務風險管理之策略包括資金來源多元化及延長信貸期限。截至二零零四年六月三十日止六個月，本集團之財務成本下降至約1,200,000港元（二零零三年六月三十日：3,500,000港元）。

本集團於二零零四年六月三十日之借款總額約為44,200,000港元（二零零三年十二月三十一日：71,300,000港元），其均須於一年內償還。

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於港元兑人民幣及美元之匯率一直保持穩定，故本集團並無採取任何對沖風險或其他措施。於二零零四年六月三十日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零四年六月三十日，本集團抵押一項賬面值約為195,000,000港元（二零零三年十二月三十一日：195,000,000港元）之投資物業及約53,200,000港元（二零零三年十二月三十一日：53,200,000港元）之定期存款，作為本集團一般銀行信貸之抵押品。此外，本集團若干存貨乃以信託收據借款安排持有。

其他業務

本集團投資的京域高速公路有限公司之主要附屬公司京冠高速公路有限公司(「**京冠**」)已於二零零零年六月份被清盤,京冠擁有之北京地區的四個收費公路項目權益亦已被出售。本集團將繼續跟進清盤情況,並通過各種途徑竭力為本集團爭取最大的利益。

展望

經過本集團管理層不懈的努力,於二零零四年上半年,本集團對不理想業務的清理重組工作已基本完成,而重組後絕大部份非全資附屬公司已經成為本集團全資附屬公司。展望未來,本集團將按照既定的整體策略和發展方向,具體制定各附屬公司的經營與發展方針,「拓展業務,增加盈利」將成為本集團今後的工作重點,同時注重運用各附屬公司的資源,發揮本集團與附屬公司之間的優勢互補,以提升本集團的整體表現,為提高股東回報創造條件。

本集團已訂立明確的中國內地房地產發展及專業建築的核心業務發展方向,並以高新科技投資為輔,利用控股股東一中國五礦在中國內地的優勢和結合本集團的能力,透過投資、兼併或收購等方式拓展本集團的業務及經營規模。按此方向,本集團正致力按照核心業務的發展策略捕捉商機,所進行的具體工作包括:

(i) 於回顧期內,本集團慎重地研究了在中國內地主要城市多個優質房地產發展項目,在篩選後,本集團正對若干選定項目進行進一步的實質研究;及

(ii) 於二零零四年七月二十九日,本公司之間接全資附屬公司燊利有限公司(「**燊利**」)與中國五礦香港控股有限公司之同系公司廣州天河東鑫物業開發有限公司(「**廣州天河**」)就廣州天河金海大廈開發項目簽訂項目管理服務協議。根據該協議,燊利獲聘為該地產項目的項目經理,向廣州天河提供建築項目管理服務,包括技術或專業方面之意見及協助、建築成本控制,以及協助廣州天河取得竣工驗收證明文件及整理建築紀錄。燊利於該項目可收取之服務酬金最高為人民幣40,000,000元。

該協議不但能增強本集團的業務和在今個及未來兩個財政年度為本集團帶來穩定的收益,更由於這是本公司與中國五礦系內公司的第一項具體合作,體現了本集團結合自己多年的房地產和專業建築的業務經驗及中國五礦廣闊的業務資源,提高內部協同效益,提升本集團的房地產發展及項目管理能力。

房地產發展及物業租賃業務

回顧期內，由於中國珠海海天花園尚在施工階段，房地產發展業務並未為本集團帶來利潤。而物業租賃方面之營業額於二零零四年上半年約為4,700,000港元，佔本集團綜合營業額14%（二零零三年六月三十日：6%），較去年同期下降16%。物業租賃業務由二零零三年同期錄得分類虧損約12,700,000港元（包括投資物業重估虧損），轉為二零零四年上半年錄得分類溢利約3,000,000港元。

(i)　中國珠海海天花園

於二零零四年一月八日，本集團成功收購了由珠海鑫光集團股份有限公司持有的珠海東方海天置業有限公司（「**海天置業**」）20%股權，使海天置業成為本公司之全資附屬公司，從而令本集團擁有此項目100%之權益。

根據顧問研究報告之建議，海天花園房地產發展項目已重新定位為「珠海新一代頂級海景豪苑」，設計調整方案亦已於二零零四年三月四日獲當地政府主管部門原則同意，並已按其要求進行調整，最終批准可望於近期內取得。本集團將致力實現二零零四年下半年展開上蓋工程，並於二零零五年中公開發售之計劃。

隨著泛珠三角區域的發展和港珠澳大橋計劃的推動，以及珠海與鄰近地區的整體經濟發展，珠海市房地產物業的需求已增加。二零零四年上半年珠海市之住宅樓盤銷售成績頗佳，顯示購房者的人數上升。

(ii)　香港中環雲咸街29號東方有色大廈

於二零零四年六月三十日，東方有色大廈（「**大廈**」）之出租率約為94%。本集團認為，以目前寫字樓租務市況而言，出租率屬非常理想，而平均租金及租客質素水平亦不俗，租客當中部份為跨國企業。本集團將繼續採取一系列措施以提高大廈的價值，除對已聘請的知名物業管理公司為大廈提供專業物業管理服務加強監管外，亦正在考慮大廈中長期維修保養的問題，務求為租客提供更優質的設施及服務。此舉亦有助增加長遠的投資回報。

此外，銀豐於二零零四年六月份與美國ICC公司談判成功繼續作為K13吸音噴塗香港的總代理，此舉為銀豐日後承接大型吸音噴塗工程奠定基礎。

*(ii) 瑞和集團工程有限公司及其附屬公司(統稱「**瑞和**」)*

本集團於二零零四年六月先後向瑞和旗下之瑞和中國的清盤人及另一獨立第三者，分別購入上海金橋瑞和裝飾工程有限公司(「**上海金橋**」)90.39%及9.61%權益，有關手續正在辦理中。

上海金橋的業務並未因其直接控股公司－瑞和中國的清盤而有所影響，其於二零零四年上半年仍不斷擴大經營，努力降低成本，手頭合約約達50,000,000港元。然而，因為本集團收購上海金橋的交易於二零零四年六月三十日前仍未完成，故此，上海金橋之會計賬目並未合併於本集團截至二零零四年六月三十日止六個月之綜合賬目內。

展望下半年，上海金橋將加大力度發展玻璃幕牆建築工程業務，提高其產品設計以及服務的差異性，擴大長江三角洲現有的市場及逐步開拓北京和中西部地區的部分市場，以爭取較佳業績。

另外，本集團將積極催促瑞和旗下的瑞和工程及瑞和中國之清盤人儘快完成清盤工作，以收回此兩間公司所拖欠本集團之款項。

*(iii) 多利加工程(集團)有限公司(「**PEHL**」)及其附屬公司(統稱「**多利加**」)*

多利加於二零零四年上半年之營業額約為3,600,000港元，較去年同期下降91%，其中香港業務佔營業額48%，國內業務則佔52%。

於二零零四年六月十五日，多利加工程(PEHL的全資附屬公司)董事會已通過將該公司進行清盤。於二零零四年八月十一日，基於PEHL無法如期償還欠付本集團之款項，香港高等法院亦頒令將PEHL清盤。本集團除為履行擔保責任而已為多利加償還約28,500,000港元之銀行借款外，前述之清盤事件不會對本集團造成重大不良影響。另外，整個多利加的會計賬目，自二零零四年八月十一日起，已不被合併於本集團之綜合賬目內。

(ii) *門類及木製品*

銀豐－製造及貿易分類業務

由於銀豐在回顧期內集中其資源於內部整固及股權重組上，所以銀豐上半年在此分類業務上暫時只有微小的營業額貢獻（見下文專業建築經營回顧有關銀豐的具體業務情況）。

專業建築

二零零四年上半年，專業建築業務營業額約為4,800,000港元，較去年同期下降91%，佔本集團綜合營業額14%（二零零三年六月三十日：59%），而分類虧損也由二零零三年上半年約18,300,000港元，收窄至二零零四年上半年約3,500,000港元。

由於瑞和工程有限公司（「**瑞和工程**」）、瑞和工程（中國）有限公司（「**瑞和中國**」）及多利加工程有限公司（「**多利加工程**」）進行清盤，而銀豐亦在期內把資源集中於內部整固，導致該等公司對本集團之營業額貢獻大幅下降，因而降低本集團上半年在專業建築分類業務之營業額。然而，由於此分類業務於去年同期是虧損經營，此業務在回顧期內放緩亦整體上令虧損相對收窄。

(i) *銀豐－專業建築分類業務*

於二零零四年五月，本集團收購了中宜發展有限公司在銀豐所擁有的48%股權，使本集團在銀豐的實際權益由52%增加至100%。由於中國當地政府欲收回銀豐現有之廠房及土地，銀豐在回顧期內與當地政府進行了談判，目前談判仍在進行中。誠如上文所述，銀豐因將大部份資源投放於處理股權重組及內部整固工作，於期內未有承接任何大型建築工程項目，銀豐於此業務之分類營業額（其主要來自中國內地）只有約1,200,000港元（二零零三年六月三十日：4,000,000港元），而上半年的分類虧損約3,000,000港元，較去年同期有所上升。

在股權重組後，銀豐已成為本集團之全資附屬公司，本集團從而取得銀豐的全面控制權，有利於促使銀豐的經營與發展方針，更符合本集團的整體策略和發展方向。

重組後的銀豐將為所承接之建築工程項目提供及安裝「百聞」品牌木門，並以高附加值的消音噴塗作為主業。

回顧期內，於此分類業務上的其中一家附屬公司－銀豐集團有限公司及其附屬公司（統稱「**銀豐**」）正在進行一系列的股權及業務重組，預期該等重組工作將於本財政年度的下半年繼續進行。故此，銀豐在期內於此分類業務之營業額貢獻大幅減少，因而對來自製造及貿易分類業務之營業額造成負面影響。分類業績與去年同期比較亦由盈轉虧，主要是此分類業務上的另一家附屬公司－積架石油化工集團有限公司及其附屬公司（統稱「**積架**」）因為成本上漲以及市場競爭激烈而產生虧損所致。

(i) *工業潤滑油產品*

積架

截至二零零四年六月三十日止六個月，積架之營業額較去年同期微升2%，其中83%之營業額來自中華人民共和國（「**中國**」）內地，16%來自香港，而其餘則來自東南亞市場。本期間錄得虧損約為500,000港元（二零零三年六月三十日：溢利為1,500,000港元）。

受到美元匯價下跌及原油價格高企之影響，積架所生產及銷售的中高檔潤滑油產品的整體成本因而上升超過12%，削弱了其邊際利潤，加上國內在今年三月初開始逐步實施宏觀調控政策以控制國內經濟增長，香港及國內企業紛紛採取保守的採購政策，導致對潤滑油產品之需求轉趨審慎。華南方面，上半年的經營環境比去年更困難，市場競爭日趨激烈，為求保持市場佔有率，積架已適量調低產品價格以配合市場轉變及滿足客戶之要求。雖然積架已全然擺脱去年同期受非典型肺炎事件的影響，但在成本上漲、需求減少、以及價格下調的影響下，上半年的業績亦暫時出現輕微虧損。

為求擴大經濟規模以減低邊際成本，藉此彌補華南地區之業務收縮，積架積極開發華東及西北地區業務，於寧波、重慶及西安設立分銷網。於期內，積架在廣東省以外之營業額較去年同期增長41%。

在產品開發方面，積架於今年年中成功奪得美國頂級壓鑄潤滑系列(G.W. Smith & Sons)全線產品於中國之代理權，預期該項安排將能加強積架在高檔次市場的競爭力及可望於短期內藉此品牌拓展在華中及華北的汽車製造及重工業市場。同時，積架積極培訓英國「威樂」黏合膠之銷售隊伍及在中國各地物色分銷商，並將此系列定為重點產品大力推廣。

管理層討論及分析

財務表現

東方有色集團有限公司（「**本公司**」）及其附屬公司（統稱「**本集團**」）截至二零零四年六月三十日止六個月之綜合營業額約為34,600,000港元，較去年同期下降63%。

自二零零三年十月中國五礦集團公司（「**中國五礦**」）透過其全資附屬公司購入本公司的控制性股權後，管理層採取多項措施和策略以改善本集團的經營狀況，包括減低行政開支以及按情況終止或清盤表現不理想的業務。

本集團於回顧期內的營業額有所下降，主要是由於本公司把數間主要附屬公司進行清盤或股權重組，導致該等附屬公司的業務在回顧期內因而停頓或放緩，令其對本集團之營業額貢獻大幅下降所致。

儘管將部份表現不理想之附屬公司進行重組或清盤使本集團之營業額在回顧期內有所下降，然而這些措施亦有助減低該等公司對本集團業績之負面影響。事實上，當該等公司之賬目不被合併於本集團之綜合賬目後，本集團於二零零四年上半年錄得約66,700,000港元（二零零三年六月三十日：400,000港元）之收益。再加上回顧期內本集團並未有為投資物業作重估撥備（二零零三年上半年投資物業重估撥備約為17,400,000港元），基於前述之因素，本集團截至上半年止的整體財務狀況已轉虧為盈，管理層為了改善本集團經營狀況所付出的努力已初見成效。二零零四年上半年本集團錄得淨利潤約為60,100,000港元（二零零三年上半年淨虧損約為40,400,000港元）。每股基本盈利約為7.78港仙。董事會決議不派發中期股息。

經營回顧

製造及貿易

二零零四年上半年，製造及貿易業務對外的營業額約為24,600,000港元，較去年同期下跌13%，佔本集團綜合營業額71%（二零零三年六月三十日：31%），分類虧損約500,000港元（二零零三年六月三十日：溢利為300,000港元）。

零四年中期報告



東方有色集團有限公

ONFEM HOLDINGS LIM

二零零四年中期報告



東方有色集團有限公司*

ONFEM HOLDINGS LIMITED

(於百慕達註冊成立之有限公司)

* 僅供識別